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Exhibit (28)(ii)    RECENT SALES OF UNREGISTERED SECURITIES

         In July, 1994, the directors of Bancshares loaned to Bancshares the sum of $219,200 pursuant to convertible debentures of a form approved by the Bancshares Board of Directors and by the Federal Reserve Board for funding of expenses of Bancshares' ongoing litigation with its prior directors and others. See "Legal Proceedings". The debentures stipulated interest on the principal amount at the "prime" rate as it may from time to time exist, as published in the Wall Street Journal, plus one (1%) percent per annum. On August 22, 1994, by agreement of Bancshares and the holders of the debentures, the debentures were converted into 42,896 shares of the previously authorized Series B Preferred Stock at the conversion price of $5.11 per share, based on information then available regarding value of Bancshares and subject to the right of Bancshares to redeem shares of the Preferred Stock if necessary to avoid dilution of the holders of Common Stock upon completion of pending litigation. In furtherance of that redemption right, the holders of the Preferred Stock granted to Bancshares the right to redeem the Preferred Shares for the original issue price plus an amount equal to interest on the issue price at the prime rate, plus one (1%) percent per annum, from the issue date through the date of redemption. On December 29, 1995 Bancshares issued to Raymond R. Long, 3,125 shares of Series B Preferred Stock in payment of indebtedness by Bancshares to Mr. Long, subject to the right of Bancshares to redeem said shares on terms and conditions identical to those described above. On December 28, 1995 a total of 24,462 shares of the Series B voting Preferred Stock were converted to shares of Series A, nonvoting Preferred Stock on a share for share basis, on agreement of Bancshares with the holders of said shares. The shares of Series A and Series B Preferred Stock referred to above were issued on exemption from registration pursuant to the intrastate offering exemption, Section 3(a)(11) of the Securities Act of 1933. The Company did not use any underwriters in connection with the offering, and no securities sales commissions were paid. In accordance with the right of redemption granted to Bancshares on conversion of the debentures, all of the shares of Series A and Series B Preferred Stock were redeemed by Bancshares on June 11, 1997. See "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."